                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 9)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------

CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P.
                       22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      12,704,596
            NUMBER OF        ---------------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH           ---------------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    12,704,596
                             ---------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
             11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                          27,272,500
--------------------------------------------------------------------------------
             12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                          N/A
--------------------------------------------------------------------------------
             13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          23.97%(1)
--------------------------------------------------------------------------------
             14              TYPE OF REPORTING PERSON

                                          PN
--------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

------------------------------------------------

CUSIP No.  053332-10-2
------------------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      3,111,118
                             ---------------------------------------------------
            NUMBER OF                 8      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                                0
            OWNED BY         ---------------------------------------------------
              EACH                    9      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                                   3,111,118
              WITH           ---------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                          27,272,500
--------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                          N/A
--------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          23.97%(1)
--------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON

                                          CO
--------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

--------------------------------------------

CUSIP No.  053332-10-2
--------------------------------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      447,934
                             ---------------------------------------------------
             NUMBER OF                8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                               0
             OWNED BY        ---------------------------------------------------
               EACH                   9      SOLE DISPOSITIVE POWER
            REPORTING
              PERSON                                  447,934
               WITH          ---------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                            27,272,500
--------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                            N/A
--------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            23.97%(1)
--------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON

                                            PN
--------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

---------------------------------------------

CUSIP No.  053332-10-2
---------------------------------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                     N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      1,098,292
                             ---------------------------------------------------
             NUMBER OF                8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                               0
             OWNED BY        ---------------------------------------------------
               EACH                   9      SOLE DISPOSITIVE POWER
            REPORTING
              PERSON                                  1,098,292
               WITH          ---------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
               11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                            27,272,500
--------------------------------------------------------------------------------
               12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                            N/A
--------------------------------------------------------------------------------
               13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            23.97%(1)
--------------------------------------------------------------------------------
               14            TYPE OF REPORTING PERSON

                                            CO
--------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

-------------------------------------------

CUSIP No.  053332-10-2
-------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Acres Partners, L.P., a Delaware limited partnership 06-1458694
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      8,295,770
                             --------------------------------------------------
           NUMBER OF                  8      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                                 0
           OWNED BY          --------------------------------------------------
             EACH                     9      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                    8,295,770
             WITH            --------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
             11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                         27,272,500
--------------------------------------------------------------------------------
             12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                         N/A
--------------------------------------------------------------------------------
             13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         23.97%(1)
--------------------------------------------------------------------------------
             14              TYPE OF REPORTING PERSON

                                         PN
--------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

-------------------------------------------

CUSIP No.  053332-10-2
-------------------------------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Marion Partners, L.P., a Delaware limited partnership 06-1527654
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      1,124,840
            NUMBER OF        ---------------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH           ---------------------------------------------------
            REPORTING                 9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    1,124,840
                             ---------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
--------------------------------------------------------------------------------
              11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                           27,272,500
--------------------------------------------------------------------------------
              12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                           N/A
--------------------------------------------------------------------------------
              13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           23.97%(1)
--------------------------------------------------------------------------------
              14             TYPE OF REPORTING PERSON

                                           PN
--------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

-------------------------------------------

CUSIP No.  053332-10-2
-------------------------------------------

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Blue Macaw Partners, L.P., a Delaware limited partnership 06-1573985
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                       WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

                       N/A
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
-------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      488,350
            NUMBER OF        --------------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                                  0
              EACH           --------------------------------------------------
            REPORTING                 9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                                    488,350
                             --------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
               11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                           27,272,500
-------------------------------------------------------------------------------
               12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                           N/A
-------------------------------------------------------------------------------
               13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           23.97%(1)
-------------------------------------------------------------------------------
               14            TYPE OF REPORTING PERSON

                                           PN
-------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

-----------------------------------------

CUSIP No.  053332-10-2
-----------------------------------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Edward S. Lampert
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
      3       SEC USE ONLY


-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

                       N/A
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
-------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                      1,600
                             --------------------------------------------------
           NUMBER OF                  8      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                                0
            OWNED BY         --------------------------------------------------
              EACH                    9      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                                   1,600
              WITH           --------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
               11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                          27,272,500
-------------------------------------------------------------------------------
               12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES                         [ ]

                                          N/A
-------------------------------------------------------------------------------
               13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          23.97%(1)
-------------------------------------------------------------------------------
               14            TYPE OF REPORTING PERSON

                                          IN
-------------------------------------------------------------------------------

(1) Based on 113,791,190 shares of common stock issued and outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000.

         This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by ESL for the purchase of 1,129,178 Shares was approximately $30,651,051 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 250,407 Shares was approximately $6,797,208 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 61,396 Shares was approximately $1,668,081 and was obtained from working capital. The total amount of funds required by Investors for the purchase of 307,885 Shares was approximately $8,357,386 and was obtained from working capital. The total amount of funds required by Acres for the purchase of 183,734 shares was approximately $4,999,990 and was obtained from working capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 29, 2001 (incorporated herein by reference to Exhibit 1 to Amendment No. 7 to Schedule 13D, filed on January 29, 2001), each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert may be deemed to beneficially own 27,272,500 Shares (which is approximately 23.97% of the Shares outstanding as of December 7, 2000, as disclosed in the Issuer's Form 10-Q for the quarterly period ending November 18, 2000, filed with the SEC on December 14, 2000).

         (b)


                                       Sole         Shared         Sole          Shared
                                      Voting        Voting      Dispositive   Dispositive
                                      Power         Power         Power          Power
                                    ----------    ----------    -----------   -----------
ESL Partners, L.P.                  12,704,596             0    12,704,596             0
ESL Limited                          3,111,118             0     3,111,118             0
ESL Institutional Partners, L.P.       447,934             0       447,934             0
ESL Investors, L.L.C.                1,098,292             0     1,098,292             0
Acres Partners, L.P.                 8,295,770             0     8,295,770             0
Marion Partners, L.P.                1,124,840             0     1,124,840             0
Blue Macaw Partners, L.P.              488,350             0       488,350             0
Edward S. Lampert                        1,600             0         1,600             0

         (c) Since the most recent filing on Schedule 13D, there have been no other transactions in the Shares by any of the Filing Persons, other than as set forth in this Item 5 and in Schedule A attached hereto and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Date: March 13, 2001


                                 ESL PARTNERS, L.P.

                                 By:  RBS Partners, L.P., its general partner
                                 By:  ESL Investments, Inc., its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                               Edward S. Lampert
                                               Chairman

                                 ESL LIMITED

                                 By:  ESL Investment Management, LLC,
                                      its investment manager


                                      By:  /s/ EDWARD S. LAMPERT
                                           ------------------------------------
                                               Edward S. Lampert
                                               Managing Member

                                 ESL INSTITUTIONAL PARTNERS, L.P.

                                 By:  RBS Investment Management, LLC,
                                      its general partner


                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                               Edward S. Lampert
                                               Managing Member

                                 ESL INVESTORS, L.L.C.

                                 By: RBS Partners, L.P., its manager
                                 By: ESL Investments, Inc., its general partner


                                     By: /s/ EDWARD S. LAMPERT
                                         ---------------------------------------
                                               Edward S. Lampert
                                               Chairman

                                 ACRES PARTNERS, L.P.

                                 By: ESL Investments, Inc., its general partner


                                     By: /s/ EDWARD S. LAMPERT
                                         ---------------------------------------
                                               Edward S. Lampert
                                               Chairman


                                 MARION PARTNERS, L.P.

                                 By: ESL Investments, Inc., its general partner


                                     By: /s/ EDWARD S. LAMPERT
                                         ---------------------------------------
                                               Edward S. Lampert
                                               Chairman


                                 BLUE MACAW PARTNERS, L.P.

                                 By: ESL Investments, Inc., its general partner


                                     By: /s/ EDWARD S. LAMPERT
                                         --------------------------------------
                                               Edward S. Lampert
                                               Chairman



                                 /s/ EDWARD S. LAMPERT
                                 ------------------------------------
                                 EDWARD S. LAMPERT

                                   SCHEDULE A

                          TRANSACTIONS IN THE SHARES IN
                        THE PAST SIXTY DAYS OR SINCE THE
                       MOST RECENT FILING OF SCHEDULE 13D

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:


                                                  Price Per             Shares
                     Date of Purchase               Share             Purchased
                  ------------------------       -------------     ----------------
                         03/12/01                      $27.12            789,970
                         03/13/01                      $27.21            339,208


IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:


                                                  Price Per            Shares
                     Date of Purchase               Share             Purchased
                  ------------------------       -------------     ----------------
                         03/12/01                   $27.12             175,005
                         03/13/01                   $27.21              75,402

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL WERE:


                                                  Price Per            Shares
                     Date of Purchase               Share             Purchased
                  ------------------------       -------------     ----------------
                         03/12/01                   $27.12             27,527
                         03/13/01                   $27.21             33,869

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INVESTORS WERE:


                                                  Price Per            Shares
                     Date of Purchase               Share             Purchased
                  ------------------------       -------------     ----------------
                         03/12/01                   $27.12             215,598
                         03/13/01                   $27.21              92,287

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ACRES WERE:


                                                  Price Per            Shares
                     Date of Purchase               Share             Purchased
                  ------------------------       -------------     ----------------
                         03/13/01                   $27.21             183,734